SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -----------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

          INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 1)*

                          Huron Consulting Group Inc.
                          ---------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                  447462 10 2
                                  -----------
                                 (CUSIP Number)

                               December 31, 2006
                               -----------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ]  Rule 13d-1(b)
     [ ]  Rule 13d-1(c)
     [X]  Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 447462 10 2                13G                   Page 2 of 13 Pages
-------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        HCG Holdings LLC(1)
        03-0469527

-------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                     (a) [  ]
                                                                     (b) [  ]
-------------------------------------------------------------------------------
3.      SEC Use Only

-------------------------------------------------------------------------------
4.      Citizenship or Place of Organization
        Delaware

-------------------------------------------------------------------------------

       Number of         5.       Sole Voting Power
         Shares                   0
      Beneficially      -------------------------------------------------------
        Owned by
          Each           6.       Shared Voting Power
       Reporting                  0
         Person         -------------------------------------------------------
          With
                         7.       Sole Dispositive Power
                                  0
                        -------------------------------------------------------

                         8.       Shared Dispositive Power
                                  0
-------------------------------------------------------------------------------
9.      Aggregate Amount Beneficially Owned by Each Reporting Person
        0

-------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

-------------------------------------------------------------------------------
11.     Percent of Class Represented by Amount in Row (9)
        N/A

-------------------------------------------------------------------------------
12.     Type of Reporting Person
        OO

--------------------
(1) On February 11, 2005, the Reporting Persons filed the initial Schedule 13G reporting beneficial ownership of 8,864,576 shares of the Issuer's common stock, par value $.01 per share (the "Common Stock"). The Shares were held directly by HCG Holdings LLC. Lake Capital Partners LP and Lake Capital Management LLC are members of HCG Holdings LLC and collectively had investment and voting control over the Shares held by HCG Holdings LLC. Lake Capital Investment Partners LP is the sole general partner of Lake Capital Partners LP and Lake Partners LLC is the sole general partner of Lake Capital Investment Partners LP. Terence M. Graunke and Paul G. Yovovich are the members and managers of Lake Partners LLC as well as members of an investment committee of Lake Capital Investment Partners LP and, in such roles, these individuals had investment and voting control over the Shares ultimately controlled by Lake Capital Investment Partners LP. Mr. Graunke is also the controlling member of Lake Capital Management LLC and, pursuant to the Lake Capital Management LLC operating agreement, had investment and voting control over the Shares controlled by that entity. Accordingly, HCG Holdings LLC, Lake Capital Partners LP, Lake Capital Management LLC, Lake Capital Investment Partners LP, Lake Partners LLC, Terence M. Graunke and Paul G. Yovovich may have been deemed to share investment and voting control over the Shares held directly by HCG Holdings LLC. On January 17, 2006, HCG Holdings LLC distributed 149,347 shares of Common Stock to one of its members in redemption of such member's membership interests in HCG Holdings LLC. On February 3, 2006, the Issuer filed with the Securities and Exchange Commission a prospectus, dated February 2, 2006, pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended, relating to an offering of shares of Common Stock by HCG Holdings LLC (the "Offering"). On February 8, 2006, HCG Holdings LLC sold 6,300,000 shares of Common Stock in the Offering. On March 8, 2006, HCG Holdings sold an additional 945,000 shares of Common Stock in the Offering as a result of the underwriters exercise of their over-allotment option. Subsequently, HCG Holdings distributed to its members and/or sold the remaining 1,470,229 shares of Common Stock it held following the Offering. As a result of the foregoing transactions, the only Reporting Persons beneficially owning shares of Common Stock are Messrs. Graunke and Yovovich, who own directly the number of shares listed on their respective cover pages.

CUSIP No. 447462 10 2                     13G              Page 3 of 13 Pages
-------------------------------------------------------------------------------

1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Lake Partners LLC(1)
        32-0027406

-------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                   (a) [  ]
                                                                   (b) [  ]

-------------------------------------------------------------------------------
3.      SEC Use Only

-------------------------------------------------------------------------------
4.      Citizenship or Place of Organization
        Delaware

-------------------------------------------------------------------------------

       Number of         5.       Sole Voting Power
         Shares                   0
      Beneficially       ------------------------------------------------------
        Owned by
          Each           6.       Shared Voting Power
       Reporting                  0
         Person          ------------------------------------------------------
          With
                         7.       Sole Dispositive Power
                                  0
                         ------------------------------------------------------

                         8.       Shared Dispositive Power
                                  0
-------------------------------------------------------------------------------
9.      Aggregate Amount Beneficially Owned by Each Reporting Person
        0

-------------------------------------------------------------------------------
10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
        Instructions)         [   ]

-------------------------------------------------------------------------------
11.     Percent of Class Represented by Amount in Row (9)
        N/A

-------------------------------------------------------------------------------
12.     Type of Reporting Person
        OO

CUSIP No. 447462 10 2                      13G             Page 4 of 13 Pages
-------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Lake Capital Investment Partners LP(1)
        32-0027408

-------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                     (a) [ ]
                                                                     (b) [ ]

-------------------------------------------------------------------------------
3.      SEC Use Only

-------------------------------------------------------------------------------
4.      Citizenship or Place of Organization
        Delaware

-------------------------------------------------------------------------------

       Number of         5.       Sole Voting Power
         Shares                   0
      Beneficially       ------------------------------------------------------
        Owned by
          Each           6.       Shared Voting Power
       Reporting                  0
         Person          ------------------------------------------------------
          With
                         7.       Sole Dispositive Power
                                  0
                         ------------------------------------------------------

                         8.       Shared Dispositive Power
                                  0

-------------------------------------------------------------------------------
9.      Aggregate Amount Beneficially Owned by Each Reporting Person
        0

-------------------------------------------------------------------------------
10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
        Instructions)              [  ]

-------------------------------------------------------------------------------
11.     Percent of Class Represented by Amount in Row (9)
        N/A

-------------------------------------------------------------------------------
12.     Type of Reporting Person
        PN

CUSIP No. 447462 10 2                     13G               Page 5 of 13 Pages
-------------------------------------------------------------------------------

1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Lake Capital Partners LP(1)
        32-0027409

-------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                    (a) [  ]
                                                                    (b) [  ]

-------------------------------------------------------------------------------
3.      SEC Use Only

-------------------------------------------------------------------------------
4.      Citizenship or Place of Organization
        Delaware

-------------------------------------------------------------------------------

       Number of         5.       Sole Voting Power
         Shares                   0
      Beneficially       ------------------------------------------------------
        Owned by
          Each           6.       Shared Voting Power
       Reporting                  0
         Person          ------------------------------------------------------
          With
                         7.       Sole Dispositive Power
                                  0
                         ------------------------------------------------------
                         8.       Shared Dispositive Power
                                  0

-------------------------------------------------------------------------------
9.      Aggregate Amount Beneficially Owned by Each Reporting Person
        0

-------------------------------------------------------------------------------
10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
        Instructions)              [  ]

-------------------------------------------------------------------------------
11.     Percent of Class Represented by Amount in Row (9)
        N/A

-------------------------------------------------------------------------------
12.     Type of Reporting Person
        PN

CUSIP No. 447462 10 2                     13G               Page 6 of 13 Pages
-------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Lake Capital Management LLC(1)
        84-1322349

-------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                    (a) [  ]
                                                                    (b) [  ]

-------------------------------------------------------------------------------
3.      SEC Use Only

-------------------------------------------------------------------------------
4.      Citizenship or Place of Organization
        Delaware

-------------------------------------------------------------------------------

       Number of         5.       Sole Voting Power
         Shares                   0
      Beneficially       ------------------------------------------------------
        Owned by
          Each           6.       Shared Voting Power
       Reporting                  0
         Person          ------------------------------------------------------
          With
                         7.       Sole Dispositive Power
                                  0
                         ------------------------------------------------------

                         8.       Shared Dispositive Power
                                  0

-------------------------------------------------------------------------------
9.      Aggregate Amount Beneficially Owned by Each Reporting Person
        0

-------------------------------------------------------------------------------
10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
        Instructions)              [   ]

-------------------------------------------------------------------------------
11.     Percent of Class Represented by Amount in Row (9)
        Less than one percent

-------------------------------------------------------------------------------
12.     Type of Reporting Person
        OO

CUSIP No. 447462 10 2                13G                    Page 7 of 13 Pages
-------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Terence M. Graunke(1)

-------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                 (a) [  ]
                                                                 (b) [  ]

-------------------------------------------------------------------------------
3.      SEC Use Only

-------------------------------------------------------------------------------
4.      Citizenship or Place of Organization
        United States

-------------------------------------------------------------------------------

       Number of         5.       Sole Voting Power
         Shares                   3,080
      Beneficially       ------------------------------------------------------
        Owned by
          Each           6.       Shared Voting Power
       Reporting                  0
         Person          ------------------------------------------------------
          With
                         7.       Sole Dispositive Power
                                  3,080
                         ------------------------------------------------------

                         8.       Shared Dispositive Power
                                  0

-------------------------------------------------------------------------------
9.      Aggregate Amount Beneficially Owned by Each Reporting Person
        3,080

-------------------------------------------------------------------------------
10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
        Instructions)              [   ]

-------------------------------------------------------------------------------
11.     Percent of Class Represented by Amount in Row (9)
        Less than one percent.

-------------------------------------------------------------------------------
12.     Type of Reporting Person
        IN

CUSIP No. 447462 10 2                      13G              Page 8 of 13 Pages
-------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Paul G. Yovovich(1)

-------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                   (a) [  ]
                                                                   (b) [  ]

-------------------------------------------------------------------------------
3.      SEC Use Only

-------------------------------------------------------------------------------
4.      Citizenship or Place of Organization
        United States

-------------------------------------------------------------------------------

       Number of         5.       Sole Voting Power
         Shares                   686
      Beneficially       ------------------------------------------------------
        Owned by
          Each           6.       Shared Voting Power
       Reporting                  0
         Person          ------------------------------------------------------
          With
                         7.       Sole Dispositive Power
                                  686
                         ------------------------------------------------------

                         8.       Shared Dispositive Power
                                  0

-------------------------------------------------------------------------------

9.      Aggregate Amount Beneficially Owned by Each Reporting Person
        686
-------------------------------------------------------------------------------

10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
        Instructions)              [   ]

-------------------------------------------------------------------------------
11.     Percent of Class Represented by Amount in Row (9)
        Less than one percent.

-------------------------------------------------------------------------------
12.     Type of Reporting Person
        IN

CUSIP No. 447462 10 2                   13G                  Page 9 of 13 Pages
-------------------------------------------------------------------------------


Item 1(a).  Name of Issuer.

         Huron Consulting Group Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices.

         550 W. Van Buren Street
         Chicago, Illinois

Item 2(a).  Name of Person Filing.

         (i)   HCG Holdings LLC
         (ii)  Lake Capital Partners LP
         (iii) Lake Capital Management LLC
         (iv)  Lake Capital Investment Partners LP
         (v)   Lake Partners LLC
         (vi)  Terence M. Graunke
         (vii) Paul G. Yovovich

Item 2(b).  Address of Principal Business Office or, if None, Residence.

         The address of the principal business office for each of the Reporting Persons is 676 North Michigan Avenue, Suite 3900
         Chicago, Illinois 60611

Item 2(c).  Citizenship.

         See Item 4 of each cover page

Item 2(d).  Title of Class of Securities.

         Common Stock, par value $.01 per share

Item 2(e).  CUSIP Number.

         447462102

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

            (a) [ ] Broker or dealer registered under Section 15 of the Exchange
                    Act.

            (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

            (c) [ ] Insurance company as defined in section 3(a)(19) of the
                    Exchange Act.

            (d) [ ] Investment company registered under Section 8 of the
                    Investment Company Act.

            (e) [ ] An investment adviser in accordance with Rule
                    13d-1(b)(1)(ii)(E).

            (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

CUSIP No. 447462 10 2                      13G              Page 10 of 13 Pages
-------------------------------------------------------------------------------


            (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

            (h) [ ] A savings association as defined in Section 3(b) of the
                    Federal Deposit Insurance Act.

            (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

            (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

                  (a) Amount beneficially owned:

                      See Item 9 of each cover page.

                  (b) Percent of class:

                      See Item 11 of each cover page.

                  (c) Number of shares as to which such person has:

                      (i)   Sole power to vote or to direct the vote:

                            See Item 5 of each cover page.

                      (ii)  Shared power to vote or direct the vote:

                            See Item 6 of each cover page.

                      (iii) Sole power to dispose or direct the disposition of:

                            See Item 7 of each cover page.

                      (iv) Shared power to dispose or direct the disposition of:

                            See Item 8 of cover page.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

CUSIP No. 447462 10 2                       13G            Page 11 of 13 Pages
-------------------------------------------------------------------------------

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company of Control Person.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10. Certification.

         Not applicable.

CUSIP No. 447462 10 2                 13G                  Page 12 of 13 Pages
-------------------------------------------------------------------------------


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14 , 2007           HCG Holdings LLC

                                   By: /s/ Paul G. Yovovich
                                       -----------------------------------------
                                   Name:  Paul G. Yovovich
                                   Title: Vice Chairman & Secretary


                                   Lake Capital Partners LP

                                     By:  Lake Capital Investment Partners LP
                                     Its: General Partner

                                          By:  Lake Partners LLC
                                          Its: General Partner

                                               By: /s/ Paul G. Yovovich
                                                   -----------------------------
                                               Name:  Paul G. Yovovich
                                               Title: Manager


                                   Lake Capital Investment Partners LP

                                     By:  Lake Partners LLC
                                     Its: General Partner

                                          By: /s/ Paul G. Yovovich
                                              ----------------------------------
                                          Name:  Paul G. Yovovich
                                          Title: Manager


                                   Lake Partners LLC

                                      By: /s/ Paul G. Yovovich
                                          --------------------------------------
                                      Name:  Paul G. Yovovich
                                      Title: Manager


                                   Lake Capital Management LLC

                                      By: /s/ Paul G. Yovovich
                                          --------------------------------------
                                      Name:  Paul G. Yovovich
                                      Title: Authorized Officer


                                   /s/ Terence M. Graunke
                                   ---------------------------------------------
                                   Terence M. Graunke


                                   /s/ Paul G. Yovovich
                                   ---------------------------------------------
                                   Paul G. Yovovich

CUSIP No. 447462 10 2                       13G             Page 13 of 13 Pages
-------------------------------------------------------------------------------


                         EXHIBIT INDEX TO SCHEDULE 13G


EXHIBIT 1

Agreement between HCG Holdings LLC, Lake Capital Partners LP, Lake Capital Management LLC, Lake Capital Investment Partners LP, Lake Partners LLC, Terence
M. Graunke and Paul G. Yovovich as to joint filing of this Amendment No. 1 to
Schedule 13G (incorporated by reference to the initial Schedule 13G filed by the Reporting Persons on February 11, 2005).